MAGELLAN HEALTH SERVICES                                                    NEWS

AN INTERNATIONAL BEHAVIORAL HEALTHCARE COMPANY/3414 PEACHTREE RD., N.E., ATLANTA, GEORGIA 30326




FOR IMMEDIATE RELEASE
---------------------

Contact:      Robert Mead
              (212) 484-6701



             MAGELLAN HEALTH SERVICES ANNOUNCES FINAL RESULTS OF
                       DUTCH AUCTION SELF-TENDER OFFER

--------------------------------------------------------------------------------


ATLANTA, GA, OCTOBER 1, 1996 -- Magellan Health Services, Inc. (ASE: MGL) announced today that in accordance with the final results of its "Dutch Auction" self-tender offer, completed at 12:00 Midnight Eastern Standard Time, on September 18, 1996, the Company will purchase 3,961,505 shares of its Common Stock at a price of $18.375 per share, which represents all shares tendered at that price.

First Union National Bank of North Carolina, the depository for the offer, will promptly issue payment for the shares accepted under the offer and return all shares not accepted.

The shares purchased represent approximately 12% of the 33,002,826 shares of Common Stock outstanding immediately prior to the offer.

After purchasing the shares, the Company has approximately 29 million shares of Common Stock outstanding.

Magellan Health Services, Inc., a Fortune 1000 company, is the country's largest integrated behavioral healthcare company. Its three business units include: Charter Behavioral Health Systems, the nation's largest and most comprehensive behavioral healthcare delivery system, with nearly 100 facilities providing a broad continuum of inpatient and outpatient care; majority-owned Green Spring Health Services, a leader in behavioral managed care services; and Magellan Public Solutions, serving the public sector with privatized behavioral health services.

                                    * * *